02047017

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE
5/31/02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of .... **May** .... ,2002
....SCANIA AB..................................
........................S-151 87 SÖDERTÄLJE, SWEDEN........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............. No...**X**.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

...................**SCANIA AB**...................
(Registrant)

July 3, 2002

By..
Kaj Lindgren
Group Vice President,
Corporate Development

11 June 2002

Scania to supply 200 trucks to Sudan

Scania has sold 200 trucks to Raiba Trans, a member company of the Elnefeidi industrial group in the Sudan. The first consignment of 25 vehicles will be shipped in July.

The trucks will be used for transport duties in the expanding Sudanese oil industry, operating mainly between Port Sudan and Khartoum.

"This is a very important deal," comments Per Holmström, Sales Director of Scania's African markets. "The Sudanese economy is growing rapidly in step with the expanding oil industry. We have a long-established relationship with this customer, which already numbers about 80 Scania trucks in its current fleet of 500 or so."

The Elnefeidi Group is active in a number of commercial areas, and the Raiba Trans haulage company is also involved in international aid missions under the auspices of the UN's World Food Program. Apart from Sudan, Ethiopia and Chad, this agency is also working in Afghanistan.

The Group is headed by Ahmed Elnefeidi, who has been Sweden's consul in the Sudan for many years.

The new trucks – Scania 420-hp T124s with twin rear-axle drive – will be built at Scania's Dutch plant in Zwolle. Commencing this summer, delivery will be take place in stages during 2002-2003.

For further information, please contact Bo Östlund, tel. +46-70-543 81 42.

12 June 2002

Ninety Scania engines for Hägglunds

Scania has received a sub-order for 90 engines from Hägglunds Vehicle AB for installation in Swedish *Stridsfordon 90* combat vehicles.

The new order from Hägglunds Vehicle AB is for the Scania 16-litre, V8 – an engine which is ideal for military applications thanks to its compact dimensions. The output of the unit will be 620-680 hp, depending on the duty.

The engines will be delivered in 2003 and installed in *Stridsfordon 90* combat vehicles for export to Finland and Switzerland as part of orders totalling approximately 240 vehicles.

"We have already supplied engines for similar vehicles currently in service with the Swedish and Norwegian armies," says Lennart Hjelte, Senior Vice President and head of Scania Industrial and Marine Engines, "and it feels very satisfactory to continue our long-standing cooperation with Hägglunds by supplying them with our latest engine."

For further information, please contact Annika Stenlund, Scania Industrial & Marine Engines, tel. +46-8-553 899 90 or mobile +46-70-578 99 90.

2002-05-16

Sales growth in Saudi Arabia:

Scania sells 90 trucks

New Scania centre in Jeddah

GCC, Scania's distributor in Saudi Arabia, has sold 90 tractor units to TASECO, one of the leading haulage firms in the country. GCC itself is also relocating to a newly built distribution centre in Jeddah.

"We are now seeing a growth in truck sales in Saudi Arabia," says Anders Liss, who is responsible for Scania's markets in the Arabian Gulf area. "This year, it looks as though sales of heavy vehicles in Scania's segment will exceed last year's figure of 3,500 and that Scania's market share will increase."

Almost twenty truck makes are competing for customers in Saudi Arabia at present. European, American and Japanese manufacturers are all marketing their products there.

Scania's new customer, TASECO, is based in Al Khobar in the northeast of the country, where GCC has its head office. All of the 90 trucks will be two-axle tractor units powered by Scania's 12-litre, 360-hp diesel engine. The vehicles will be delivered in stages over the next year.

Scania's and GCC's sales and service network operates from ten locations all over the kingdom with major branches in Jeddah, Riyadh, Al Khobar, Abha and Qassim. The company recently delivered the Gulf region's first R164 with a Scania 16-litre 580-hp V8 diesel engine to a customer in Abha.

For further information, please contact Anders Liss, tel. +46-8-553 81711 or

+46-70-543 8025.

N02028EN / Bo Östlund

17 May 2002

Scania Great Britain

leases 253 trucks to Asda

Scania's British distributor, Scania (Great Britain) Ltd., has signed a three-year agreement with supermarket chain Asda to lease 253 trucks to the company.

Owned by US giant Wal-Mart, Asda is the third largest supermarket chain in Britain, and operates stores and goods distribution services nationwide. The Asda fleet already includes Scania distribution trucks.

The trucks covered by the contract hire agreement are tractors with different engine powers.

6 June 2002

Market leader Scania

Truck of the Year in Russia

Scania has been elected *Truck of the Year* in Russia in the best imported heavy vehicle category. The award was made by a jury of the country's leading trade journalists.

The jury was faced with a choice of foreign models from Scania, Volvo, Iveco, Mercedes, MAN, DAF and Renault.

The official Russian statistics of sales of heavy vehicles for 2001 were published at the same time. These show that Scania leads the field with 29% of the market for imported trucks.

Amounting to approximately 25,000 vehicles annually, the market for heavy vehicles in Russia is completely dominated by domestic makes, with western trucks accounting for only 5% or so. However, the percentage of European trucks is increasing rapidly as the Russian economy strengthens, and is now approaching 10%.

"Winning the *Truck of the Year* award is obviously very satisfying," comments P.G. Nilsson, MD of Scania's subsidiary, Scania Russia.

"It is also gratifying to note that sales this year to date have exceeded our own predictions and that we are heading for record volumes – around 500 vehicles – since we commenced activities in Russia. The response to our purpose-built Griffin model, in particular, has been almost overwhelming."